CAL DIVE INTERNATIONAL, INC.
400 N. Sam Houston Parkway E., Suite 1000
Houston, Texas 77060
December 13, 2006

Re:	Cal Dive International, Inc. Registration Statement on Form S-1 Registration No. 333-134609

Securities and Exchange Commission	VIA EDGAR
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-134609) be accelerated so that such Registration Statement will become effective at 9:30 a.m., EST, on December 14, 2006, or as soon thereafter as practicable.
     The undersigned acknowledges that:
     (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) the undersigned may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Arthur Rogers at (713) 651-5421 or Martin Doublesin at (713) 651-5128, each of Fulbright & Jaworski L.L.P., upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours, Cal Dive International, Inc.
By:	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
Vice President, General Counsel and Secretary